June 10, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re: Affirmative Insurance Holdings, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 17, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2008

Form 10-Q for the Quarter Ended June 30, 2008

Filed August 8, 2008

File No. 000-50795

Dear Mr. Rosenberg:

This letter is submitted in response to the comments contained in your letter dated May 15, 2009 concerning the above-referenced filings.

Form 10-K for the Year Ending December 31, 2007

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Deferred Policy Acquisition Costs, page 71
  We are continuing to evaluate your response to prior comment one regarding your basis for the capitalization of advertising in deferred acquisition costs.

  Definitive Proxy Statement on Schedule 14A filed April 29, 2008

  Compensation Discussion and Analysis, page 14

  We note your response to our prior comment 3 and the revised disclosure in the proxy statement filed April 24, 2009. Other than to assist us in evaluating your response to prior comment 3, we did not otherwise review that proxy statement. Please expand your disclosure to:

    identify the department's targeted expense budget for each of Messrs. Bondi, McClure and Fisher;

Response: The Company respectfully advises the Staff that it does not believe that disclosing each individual departmental budget goal would be considered material information to the Company's investors in light of the fact that the Company's own overall targeted operating expense budget for 2008 and its actual performance against such target is already disclosed in the proxy statement. However, in response to the Staff's comment, the Company supplementally informs the Staff that its 2008 targeted expense budgets for Messrs. McClure, Bondi and Fisher were $14,853,802, $21,378,596 and $3,878,060, respectively. In future filings, to the extent that a material component of the Company's annual bonus program includes the achievement of departmental financial performance goals relating to expenses, the Company will disclose the target goals.

    more specifically describe the non-financial objectives relating to claims management, product management, actuarial pricing, actuarial reserving and business development; and

Response: The Company respectfully advises the Staff that it believes that disclosing the Company's actual, non-financial objectives relating to insurance claims management, insurance product management, actuarial pricing, actuarial reserving and business development would not be necessary for shareholders to understand the Company's compensation policies and decisions and is therefore not required to be disclosed under Item 402 of Regulation S-K, and, even assuming that such information were material, the disclosure of such information to the Company's competitors could cause substantial competitive harm to the Company that would more than offset any marginal, discrete benefit of disclosing such objectives to the Company's shareholders.

As disclosed in the Company's proxy statement, the non-financial objectives were measured subjectively by the Compensation Committee when determining whether or to what extent any individual named executive officer (or department) achieved or failed to achieve such objectives. The components of each non-financial objective did not receive any relative weighting and none of such components could be quantitatively measured. Thus, the additional specificity requested by the Staff would not enable investors to better understand the Company's compensation policies or, more specifically, the Compensation Committee's decisions with respect to the insurance services department's failure to achieve such non-financial objectives during 2008.

The specific non-financial insurance departmental objectives established by our Compensation Committee track the Company's strategic goals, plans, programs and pricing goals, including specific long-term information technology and product pricing and discount strategies, volume predictions, strategic marketing plans and expenses and product initiatives that the Company does not otherwise make public and which the Company treats as highly confidential and proprietary. The non-standard personal automobile insurance industry is highly competitive. If the Company were forced to make this information available to its competitors, it would enable them to target specific strengths and weaknesses of the Company and further leverage this information in other ways that would put the Company at a competitive disadvantage. This, of course, would ultimately cause harm to the Company's shareholders.

The Company therefore believes that these non-financial objectives meet the standards for confidentiality elaborated by the courts under the Freedom of Information Act, 5 U.S.C.A. Section 552(b)(4) (the "Act") in that disclosure of such objectives would result in competitive harm to the Company. As a result, consistent with Instruction 4 to Item 402(b) of Regulation S-K and the published Staff guidance set forth in the Staff's Compliance and Disclosure Interpretations ("C&DI") No. 118.04 (issued July 3, 2008), the Company is not required to disclose such information in its Compensation Discussion & Analysis disclosure.

The non-financial departmental objectives set for Mr. McPadden for the 2008 bonus year reflected high performance targets that were expected to be difficult to achieve. In future filings, the Company expects to disclose that any performance metric or goal that is not specifically identified is a goal that the Compensation Committee believes is aspirational and difficult to achieve and not merely a modest objective where achievement is relatively assured. Indeed, the Company points out that the Compensation Committee determined that Mr. McPadden's insurance department performance against the non-financial objectives needed improvement and warranted a score of only 35% of target.
    identify which of the non-financial objectives were met by each of Messrs. McClure, Fisher, Bondi and McPadden.

Response: As discussed in response to Comment 2 above, in evaluating the performance of Messrs. McClure, Fisher, Bondi and McPadden in the context of each individual's non-financial departmental performance objectives, the Compensation Committee performed a subjective, overall assessment of each officer's departmental and individual performance. As disclosed in our proxy statement, the Company's Compensation Committee annually sets performance goals, some of which may be quantifiable performance measures (such as those involving the Company's annual departmental budget goals), and others, such as each officer's non-financial departmental performance goals, which may be subjective and unquantifiable by their very nature. Accordingly, in the case of the non-financial departmental objectives of Messrs. McClure, Fisher, Bondi and McPadden, the payment of that portion of each individual's 2008 annual incentive compensation award relating to the achievement of certain non-financial departmental goals was not subject to a prescribed, evaluative metric or other formal policy for evaluating or otherwise allocating among the achievement of every specific non-financial departmental goal and/or the various individual performance expectations. Rather, the non-financial departmental performance component of each officer's annual incentive compensation award was determined in the sole discretion of the Compensation Committee based upon its retrospective, subjective assessment of the officer's overall 2008 non-financial departmental and individual performance.

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If you have any questions or comments, please feel free to contact me directly at 630.560.7205.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure

Executive Vice President and

Chief Financial Officer